Exhibit 10.1

AMENDMENT TO SOFTWARE DEVELOPMENT AND SERVICE AGREEMENT

This Amendment (this “Amendment”) to the Software Development and Service Agreement (the “Agreement”) dated June 15, 2010 by and between Textura Corporation, a Delaware corporation (“Textura”), and Aon Risk Services Central, Inc., an Illinois corporation (“Aon” and together with Textura, the “Parties” and each a “Party”), is dated as of December 31, 2013. Capitalized terms not defined herein shall have the meaning set forth in the Agreement.
The Parties desire to amend and modify certain provisions of the Agreement to acknowledge that pursuant to the terms of the Amendment dated as of the date hereof to the Referral Agreement dated June 15, 2010 by and between Textura and Aon (as amended, the “Referral Agreement”) the credit bank mechanism previously contemplated by the Referral Agreement has been eliminated.
In consideration of the mutual benefits to be derived from this Amendment and the Agreement and the representations, warranties, conditions, agreements and promises contained herein and therein and other good and valuable consideration, the Parties hereby agree as follows:

1)	Amendment. The Parties hereby agree and acknowledge that as of October 1, 2013 (the “Effective Date”) the Agreement shall be amended as follows:

a)	Section 5 of the Agreement is hereby renamed “Fees” and its contents are deleted in its entirety and replaced with the following:
5. Fees.

(a)	Fees. Except as may be otherwise mutually agreed by the Parties in writing, all software development services provided pursuant to this Agreement shall be invoiced to Aon by Textura.

(b)	License Fees and Credits. Any additional credits or other fees or consideration, if any, paid in connection with the license granted hereunder shall be set forth in the applicable Work Order.

(c)
Hosting, Maintenance and Support Services Credits. The ongoing Support Services expense for the Aonchor Module shall initially be $76,800 worth of credits annually, calculated based on the then-current Mid-Level Developer Hour, but such expense will be reviewed quarterly and reasonably adjusted, no more often than annually, upon the mutual agreement of the Parties based on the demands and requirements of Aon and the actual incurred expense of Textura in providing the Support Services.

b)	Section 15(b)(iv) of the Agreement is hereby deleted in its entirety and replaced with the following:
(iv) Termination of Referral Agreement. By either Party, upon expiration or termination of the Referral Agreement.

2)	No Other Changes. Except as amended by this Amendment, the provisions of the Agreement, including the Exhibits thereto, shall remain in full force and effect.

3)	Counterparts. This Amendment may be executed in any number of counterparts, including by pdf or facsimile, that together shall constitute one and the same instrument.

4)
Governing Law/Venue. This Amendment shall be governed by and construed in all respects in accordance with the laws of the State of Illinois without regard to its conflicts of laws rules and the Parties hereby consent that the sole proper venue and jurisdiction for any disputes arising hereunder shall be in the federal and state courts situated in the Lake County, State of Illinois.

IN WITNESS WHEREOF, each of the Parties has executed this Amendment as of the date first set forth above.

Aon Risk Services Central, Inc.

By: /s/ Geoffrey Heeken
Name: Geoffrey Heeken
Title: EVP

Aon Risk Services Central, Inc.
Attn.: Geoffrey Heeken
Address: 200 East Randolph St., Chicago, Il 60601
Facsimile: 312-381-0275

With a copy for notice purposes to:
Aon Corporation
Attn.: Chief Counsel - Corporate
200 East Randolph Street
Chicago, IL 60601
Facsimile: 312-381-6165
Textura Corporation By:_/s/ Jillian Sheehan Name: Jillian Sheehan Title: EVP and CFO Textura Corporation Attn.: Patrick J. Allin Address: 1405 Lake Cook Rd., Deerfield, IL 60615 Facsimile: 847-882-1037